UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Air Industries Group

(Exact Name of Registrant as Specified in Charter)

Nevada	001-35927	80-0948413
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification Number)

1460 Fifth Avenue, Bay Shore New York 11706
(Address of Principal Executive Offices)

Scott Glassman, Chief Financial Officer	(631) 968-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Air Industries’ (the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available on the Company’s website www.airindustriesgroup.com.

Item 1.02 Exhibit

A copy of the Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Air Industries Group

By:	/s/ Scott Glassman
Scott Glassman
Chief Financial Officer
June 24, 2025

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